Exhibit 99.19

CONSENT OF RANDOLPH P. SCHNEIDER

I hereby consent to the use of my name and the name of my company in connection with the following, which are being reference in the annual report on Form 40-F of Minera Andes Inc. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.               The technical report titled “Canadian National Instrument 43-101 Technical Report in Support of the Preliminary Assessment on the Development of the Los Azules Project, San Juan Province, Argentina”, with an effective date of March 19, 2009 (the “Los Azules Report”);

2.               The current mineral resource estimates of the Los Azules project; and

3.               The annual information form of the Company dated March 30, 2010 which includes reference to my name and company name in connection with information relating to the Los Azules Project and the Los Azules Report.

Date: March 30, 2010
“Signed” Randolph P. Schneider
Randolph P. Schneider
Principal
Schneider Consulting LLC